October 17, 2011

Via Edgar

Jeffrey Riedler
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pluristem Therapeutics Inc.
Registration Statement on Form S-3
Filed September 26, 2011
File No. 333-177009

Dear Mr. Riedler:

This letter responds to the letter dated October 6, 2011 (the “Comment Letter”) containing a comment from the staff of the Division of Corporation Finance of the Securities and Exchange Commission resulting from the staff’s review of the filing identified above (the “Filing”) of Pluristem Therapeutics Inc. (“Company”). Our response is set out below following the text of the comment in the Comment Letter.

Comment

We note that you do not appear eligible to conduct a primary offering under General Instruction I.B.1. to Form S-3. Please advise us as to your eligibility to conduct a primary offering on Form S-3 under General Instruction I.B.6. in light of the securities offered in the previous 12 months pursuant to your prospectus dated January 11, 2011 (File No. 333-171334). Your analysis should include the calculation of your current non-affiliate public float, calculated in accordance with Instruction 1 to General Instruction I.B.6., and the value of all take-down offerings made pursuant to the January 11, 2011 prospectus.

Response:

The Company believes that it is eligible to conduct primary offerings under General Instruction I.B.1. to Form S-3 because the value of the shares of Common Stock held by non-affiliates of the Company (the “Public Float”) was more than $75 million, as of a date within 60 days prior to the date of the Filing.

On September 25, 2011, the day before the date of Filing, the Company had 42,936,719 shares of Common Stock outstanding, of which 1,784,265 were held by affiliates of the Company.  The balance of the shares, i.e., 41,152,454, is the number of the Company’s shares of Common Stock held by non-affiliates.  On September 25, 2011, the price at which the Company’s shares of Common Stock were last sold was $2.13 per share.  Therefore, on September 25, 2011, the Public Float was $87,654,727, which exceeds the $75 million threshold amount for purposes of the eligibility requirement of Item I.B.1.

United States Securities and Exchange Commission

October 17, 2011

It should be noted that the Public Float exceeded the $75 million threshold amount on all days during the 60 day period prior to the date of the Filing.  For instance, on July 29, 2011, the price at which the Company’s shares of Common Stock were last sold was $3.43 per share.  On such date 41,152,454 shares of the Company’s Common Stock were held by non-affiliates.  Therefore, on July 29, 2011, the Public Float was $141,152,917, which significantly exceeds the $75 million threshold amount for purposes of the eligibility requirement of Item I.B.1.

*           *           *

The Company acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We appreciate your comment and welcome the opportunity to discuss with you our response provided above. Please call me at (972) 74-710-7107, or Shy S. Baranov, Esq. at (617) 338-2932, or Edwin L. Miller, Esq. at (617) 338-2447, both attorneys at Zysman Aharoni Gayer and Sullivan & Worcester LLP, if you have any questions or require additional information.

Respectfully,

PLURISTEM THERAPEUTICS INC.

By:	/s/ Yaky Yanay
Yaky Yanay
Chief Executive Officer

cc:	Edwin L. Miller, Esq.
Shy S. Baranov, Esq.